EXHIBIT 14.1

REFINERY SCIENCE CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Refinery Science Corp., a Texas corporation (“Refinery Science”). All of Refinery Science’s directors, officers and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by Refinery Science’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. Any variances between local customs or policies and this Code should be brought to the attention of management or the directors. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1.    Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Refinery Science’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

Refinery Science holds information and training sessions to promote compliance with laws, rules and regulations, including insider-trading laws.

2.    Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of Refinery Science. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Refinery Science work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in Refinery Science. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Refinery Science employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Refinery Science policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with senior management or Refinery Science’s General Counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

3.    Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of Refinery Science’s business. All non-public information about Refinery Science should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision to buy or sell Refinery Science stock on the basis of this information is not only unethical but also illegal. If you have any questions concerning this, please consult Refinery Science’s General Counsel.

4.    Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with Refinery Science directly or indirectly. Employees, officers and directors owe a duty to Refinery Science to advance its legitimate interests when the opportunity to do so arises.

5.    Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with Refinery Science’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

To maintain Refinery Science’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed to meet our obligations. All operations must be conducted in accordance with all applicable regulations. Compliance with all regulations and laws of governing or regulatory agencies should be give priority over the opportunity to profit or gain competitive advantage.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with suppliers and customers. No gift or entertainment should ever be offered, given, provided or accepted by any Refinery Science employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

6.    Discrimination and Harassment

The diversity of Refinery Science’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.    Health and Safety

Refinery Science strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace will not be tolerated.

8.    Record-Keeping

Refinery Science requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the Human Resources Supervisor. Rules and guidelines are available from the Accounting Department.

All of Refinery Science’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Refinery Science’s transactions and must conform both to applicable legal requirements and to Refinery Science’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to Refinery Science’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult Refinery Science’s General Counsel.

9.    Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by Refinery Science or its suppliers and customers, except when disclosure is explicitly authorized or required by laws or regulations or approved by senior management. Confidential information includes all non-public information that might be of use to competitors, or harmful to Refinery Science or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

10.    Protection and Proper Use of Refinery Science Assets

All employees should endeavor to protect Refinery Science’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Refinery Science’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Refinery Science equipment should not be used for non-Refinery Science business, though incidental personal use may be permitted.

The obligation of employees to protect Refinery Science’s assets includes its proprietary information. Proprietary information includes intellectual property such as seismic data or information, well data, trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, geological prospects and interpretations, engineering, geological, geophysical and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Refinery Science policy. It could also be illegal and result in civil or even criminal penalties.

11.    Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Refinery Science policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Refinery Science’s General Counsel can provide guidance to you in this area.

12.    Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers, directors, employees or consultants may be made only by the Board or the Nominating and Governance Committee of the Board and will be promptly disclosed if and as required by law or stock exchange regulation.

13.    Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of Refinery Science not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

14.    Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Refinery Science resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with senior management, corporate counsel or the Human Resources manager. If that also is not appropriate, call (915) 747-5560, and ask to speak with the President and CEO. If you prefer to write, address your concerns to: President and Chief Executive Officer, Refinery Science Corporation, 500 W. University Ave., #321 Burges Hall, El Paso, Texas 79968.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Refinery Science does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.